UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the Month of July, 2004


                          VOCALTEC COMMUNICATIONS LTD.
 ------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                    2 Maskit Street, Herzliya, 46733, Israel
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                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               FORM 20-F    X                FORM 40-F
                         -------                        -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

               YES                           NO     X
                    -------                      -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____


                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        /s/    Hugo Goldman
                                        --------------------------------------
                                        By:    Hugo Goldman
                                        Title: Chief Financial Officer



Dated:  July 12, 2004

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DESCRIPTION                                                       EXHIBIT
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A.   Press Release, dated July 12, 2004, entitled "VocalTec         99.1
     Expands Essentra[TM] Product Suite to Give Service
     Providers Immediate Revenue Opportunities from Next
     Generation VoIP Services."

B.   Press Release, dated July 12, 2004, entitled "VocalTec         99.2
     Announces Essentra[TM] BAX Broadband VoIP Access
     Platform."

C.   Press Release, dated July 12, 2004, entitled "VocalTec         99.3
     Announces Essentra[TM] EX Peering Manager."

D.   Press Release, dated July 12, 2004, entitled "VocalTec         99.4
     Announces Essentra[TM] VSX SS7-Enabled SIP or H.323 Voice
     Gateway."